Exhibit 12.1

Burlington Northern Santa Fe, LLC and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
In millions, except ratio amounts
(Unaudited)

	Successor		Predecessor
	2011	February 13 - December 31, 2010	January 1 - February 12, 2010	2009	2008	2007
Earnings:
Income before income taxes	$4,741	$3,611	$377	$2,641	$3,368	$2,957
Add:
Interest and other fixed charges, excluding capitalized interest	560	435	72	613	533	511
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	249	225	35	268	278	282
Distributed income of investees accounted for under the equity method	6	5	−	5	5	4
Amortization of capitalized interest	1	−	1	4	5	4
Less:
Equity in earnings of investments accounted for under the equity method	15	15	1	12	13	19
Total earnings available for fixed charges	$5,542	$4,261	$484	$3,519	$4,176	$3,739
Fixed charges:
Interest and fixed charges	$580	$448	$73	$631	$550	$528
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	249	225	35	268	278	282
Total fixed charges	$829	$673	$108	$899	$828	$810
Ratio of earnings to fixed charges	6.69x	6.33x	4.48x	3.91x	5.04x	4.62x

E-5